# VALUE ADD GROWTH REIT III LLC

## Summary of LLC Agreement and Authorizing Resolution

The Company as a whole is governed by an agreement captioned "Limited Liability Company Agreement" dated March 16, 2022. We refer to this as the "LLC Agreement."

The Class A Investor Shares being offered in this Offering were created when the Manager adopted a resolution pursuant to section 3.2 of the LLC Agreement. We refer to this as the "Authorizing Resolution."

The following summarizes some of the key provisions of the LLC Agreement and the Authorizing Resolution. This summary is qualified in its entirety by the LLC Agreement itself, which is included as Exhibit C, and by the Authorizing Resolution itself, which is included as Exhibit D.

### FORMATION AND OWNERSHIP

The Company was formed in Delaware on March 16, 2022, pursuant to the Delaware Limited Liability Company Act.

Under the LLC Agreement, ownership interests in the Company are referred to as "Shares," while the owners are referred to as "Members."

Immediately before this Offering, the only owner of the Company was the Sponsor. Investors who buy Class A Investor Shares in the Offering will become owners, and the Company might admit other owners in the future.

### SHARES AND OWNERSHIP

The interests in the Company are denominated by 20,000,000 "Shares," consisting of 1,000,000 "Common Shares" and 19,000,000 "Investor Shares." The Manager may further divide the 19,000,000 Investor Shares into one or more classes, by adopting one or more authorizing resolutions. Anyone owning Investor Shares is referred to in the LLC Agreement as an "Investor Member."

The Manager adopted the Authorizing Resolution to create the Class A Investor Shares. Any Investor who buys Class A Investor Shares in the Offering will be an "Investor Member" under the LLC Agreement.

All of the Common Shares of the Company are owned by DiversyFund, Inc., an affiliate of the Manager, which we refer to as the "Sponsor." The Class A Investor Shares will be owned by Investors, and are the subject of this Offering. By adopting other authorizing resolutions, the Manager may create, offer, and sell other classes of Investor Shares in the future, which could have rights superior to the rights of the Class A Investor Shares.

### MANAGEMENT

The Manager has complete discretion over all aspects of the business conducted by the Company. For example, the Manager may (i) admit new members to the Company; (ii) enter into contracts on behalf of the Company; (iii) borrow money; (iv) acquire and dispose of assets; (v) determine the timing and amount of distributions to Members; (vi) create new classes of limited liability company interests; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the assets of the Company; (ix) and dissolve the Company.

Investors who purchase Class A Investor Shares will not have any right to vote on any issue other than certain amendments to the LLC Agreement, or to remove the Manager.

Certain terms of the services to be provided by the Manager, as well as the compensation to be paid to the Manager by the Company, are set forth in the Management Services Agreement between the Company and the Manager dated March 16, 2022, which we refer to as the "Management Agreement." A copy of the Management Agreement is attached as Exhibit F.

The Manager can only be removed for "cause" under a procedure set forth in section 5.6 of the LLC Agreement.

The term "cause" includes:

- An uncured breach of the LLC Agreement or the Management Agreement by the Manager; or

- The bankruptcy of the Manager; or

- Certain misconduct on the part of the Manager, if the individual responsible for the misconduct is not terminated.

A vote to remove the Manager for cause must be approved by Investor Members owning at least 75% of the outstanding Investor Shares. Whether "cause" exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association.

## EXCULPATION AND INDEMNIFICATION OF MANAGER

The LLC Agreement protects the Manager, its affiliates, their members, managers, officers, employees, and agents, and the officers, employees, and agents of the Company from lawsuits brought by Investors or other parties. For example, it provides that such persons will not be responsible to Investors or the Company for mistakes, errors in judgment, or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud or willful misconduct by such persons. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or its owners.

The LLC Agreement also requires the Company to indemnify (reimburse) the directors, officers and employees of the Company and their affiliates from losses, liabilities, and expenses they incur in performing their duties, provided that they (i) acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) the challenged conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. For example, if a third party sued the Manager on a matter related to the Company's business, the Company would be required to indemnify the Manager for any losses or expenses it incurs in connection with the lawsuit, including attorneys' fees, judgments, etc. However, this indemnification is not available where a court or other juridical or governmental body determines that the person to be indemnified is not entitled to indemnification under the standard described in the preceding sentence.

Notwithstanding the foregoing, no exculpation or indemnification is permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

The detailed rules for exculpation and indemnification are set forth in section 6 of the LLC Agreement.

## OBLIGATION TO CONTRIBUTE CAPITAL

Once an Investor pays for his, her, or its Class A Investor Shares, he, she, or it will not be required to make any further contributions to the Company. However, if an Investor has wrongfully received a distribution he, she, or it might have to pay it back.

## PERSONAL LIABILITY

No Investor will be personally liable for any of the debts or obligations of the Company.

## DISTRIBUTIONS

The manner in which the Company will distribute its available cash is described in the Form C.

## TRANSFERS AND FIRST RIGHT OF REFUSAL

In general, Investors may freely transfer their Class A Investor Shares. However, the Manager may prohibit a transfer that the Manager determines would jeopardize the status of the Company as a REIT.

If an Investor wants to sell Class A Investor Shares, the Investor must first offer the Class A Investor Shares to the Manager.

## DEATH, DISABILITY, ETC.

If an Investor who is a human being (as opposed to an Investor that is a legal entity) should die or become incapacitated, the Investor or his, her or its successors will continue to own the Investor's Class A Investor Shares.

## FEES TO MANAGER AND AFFILIATES

The Company will pay certain management fees and other fees to the Manager, as summarized in the Form C.

## MANDATORY REDEMPTION

The Manager may cause the Company to redeem (purchase) the Class A Investor Shares owned by an Investor in some circumstances (in effect kicking the Investor out of the deal) as described in the Form C.

## "DRAG-ALONG" RIGHT

If the Manager wants to sell the business conducted by the Company, it may affect the transaction as a sale of the assets owned by the Company or as a sale of all the Interests in the Company. In the latter case, Investors will be required to sell their Class A Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

## NO REDEMPTION RIGHT

Investors will not have any right to cause the Company to redeem (buy back) their Class A Investor Shares.

## ELECTRONIC DELIVERY

All documents, including all tax-related documents, will be transmitted by the Company to Investors via electronic delivery.

## AMENDMENT

The Manager may amend the LLC Agreement unilaterally (that is, without the consent of anyone else) for a variety of purposes, including to:

- Cure ambiguities or inconsistencies in the LLC Agreement;

- Add to its own obligations or responsibilities;

- Change the name of the Company;

- Ensure that the Company (including the Company) satisfies applicable laws, including tax and securities laws; and

- Ensure that the Company is eligible to be treated as a REIT.

An amendment that has, or could reasonably be expected to have, an adverse effect on Investors, requires the consent of the Manager and Investors holding a majority of the Class A Investor Shares.

An amendment that would require an Investor to make additional capital contributions or impose personal liability on an Investor requires the consent of the Manager and each affected Investor.